Mail Stop 3561

July 16, 2009

James H. Miller, Chief Executive Officer
PPL Corporation
Two North Ninth Street
Allentown, Pennsylvania 18101-1179

> **Re:**   **PPL Corporation**
> **Form 10-K for Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2009**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 1, 2009**
> **Form 8-K**
> **Filed September 16, 2008**
> **File No. 1-11459**
>
> **PPL Electric Utilities Corporation**
> **Form 10-K for Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Definitive Information Statement on Schedule 14C**
> **Filed April 28, 2009**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 1, 2009**
> **File No. 1-00905**

Dear Mr. Miller:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply with our comments by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PPL Corporation

Form 8-K

1. We note that on September 16, 2008, you filed a current report on Form 8-K in which you disclosed that on September 10, 2008, PPL Energy Supply, LLC entered into a $385 million 364-Day Credit Agreement with Wachovia Bank and other lenders. In the Table of Context to that Credit Agreement, it appears that the agreement contains certain schedules and exhibits that you did not file with the Credit Agreement or elsewhere. Please file an amended current report on Form 8-K that includes the schedules and exhibits to the Credit Agreement or tell us why it is not appropriate for you to do so. Also, please tell us why you have not incorporated by reference this Credit Agreement into your annual report on Form 10-K for the year ended December 31, 2008 as an exhibit to that document.

Preliminary Proxy Statement on Schedule 14A

Executive Compensation, page 23

Compensation Discussion and Analysis ("CD&A"), page 24

2. You state that you design your direct compensation program to be "competitive with that of companies of similar size and complexity" and that you target this compensation to be "at the median" of these companies' executive compensation. Please tell us whether you engage in benchmarking in setting your direct compensation program amounts and, if so, please identify, in future filings, the benchmark and its components pursuant to Item 402(b)(2)(xiv) of Regulation S-K. See Item 402(b)(1)(v) of Regulation S-K. In this regard, we refer you to our Compliance and Disclosure Interpretation 118.05 under Regulation S-K (last updated on May 29, 2009), located at our web-site at the following Internet address: http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

3. In future filings, please clarify whether your chief executive officer met with representatives of Towers Perrin regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Towers Perrin works, if any. Also, please describe in greater detail the nature and scope of Towers Perrin's assignment and the material elements of the instructions or

directions given to this consultant regarding the performance of its duties. See Items 407(e)(3)(ii) and (iii) of Regulation S-K.

Annual Cash Incentive Awards, page 28

Operational Results, page 31

4. On the bottom of page 31, you state that no operating objectives applied to any of the named executive officers except for Paul T. Champagne, which included a specific net operating profit after taxes objective, an objective to generate a prescribed level of renewable energy credits, a capital expenditure budget objective, and an objective to develop a prescribed level of renewable energy project development. In future filings, please specify the results of each of the objectives necessary to trigger any performance-based annual cash incentive awards. See Item 402 (b)(2)(v) of Regulation S-K.

Long-term Incentive Awards (Equity Awards), page 32

Performance Unit Awards, page 35

5. You state that at the end of the performance period, your total shareholder return for the three-year period will be compared to the total return of companies in the S&P Electric Utilities Index and that the Compensation, Governance and Nominating Committee will determine whether the performance goals are satisfied. In future filings, please discuss any discretion that may be exercised by that committee in granting the performance units under your plan absent attainment of the stated target award levels. See Instruction 4 to Item 402(b) of Regulation S-K.

PPL Electric Utilities Corporation

Definitive Information Statement on Schedule 14C

6. Please comply with all the above comments as they apply to this filing.

Executive Compensation, page 7

Compensation Discussion and Analysis ("CD&A"), page 7

7. We note your disclosure that the compensation of James E. Abel and J. Matt Simmons, Jr. was based on their positions they served in at PPL Corporation and not as your officers. In your response letter, please tell us the duties these individuals performed for you and responsibilities they have to you so that you demonstrate the

reasons that you consider them to be your named executive officers under Item 402(a)(3) of Regulation S-K.

Annual Cash Incentive Awards, page 10

8. You state that the 2008 cash incentive awards of David G. DeCampli, James E. Abel, and J. Matt Simmons, Jr. were weighted such that 20% of Mr. DeCampli's award was based on attaining certain target levels of your measured operational objectives and 30% of Messrs. Abel's and Simmons's awards were based on attaining certain target levels of measured operational objectives of PPL Corporation's four subsidiaries. These operational results, you state, were "detailed, quantifiable objectives set specifically for each business line annually." In future filings, please clarify the exact operational objectives for each of your named executive officers and provide a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn any part of these 20% and 30% portions of their overall annual cash incentive awards. If you believe that disclosure of this information would result in competitive harm, such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please tell us basis for this belief and discuss how difficult it will be for the executives or how likely it will be for you to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goals. See Instruction 4 to Item 402(b) of Regulation S-K.

*   *   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

    Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.


Sincerely,

H. Christopher Owings
Assistant Director


cc: Elizabeth Stevens Duane, Esq.
        PPL Corporation
        Via Facsimile